[redacted]

SEC 08031901 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2007 (MM/DD/YY) AND ENDING 03/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACME SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 RENE LEVESQUE BLVD. W. SU
(No. and Street)

MONTREAL (City) QUEBEC (State) CANADA H3B 2H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRENDA DRISDELLE 416-619-2009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHWARTZ LEVITSKY FELDMAN LLP
(Name – *if individual, state last, first, middle name*)

1167 CALEDONIA ROAD (Address) TORONTO (City) ONTARIO (State) CANADA M6A 2X1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRENDA DRISDELLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACME SECURITIES INC., as of MARCH 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

MAMANN & ASSOCIATES
BARRISTERS & SOLICITORS
74 VICTORIA STREET, SUITE 303
TORONTO, ONTARIO M5C 2A5
PHONE: (416) 862-0000

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notarial Certificate of True Copy

CANADA

To all whom these Presents

Province of Ontario
To Wit

May come, be seen or known

I, Rafael Fabregas

A Notary Public, in and for the Province of Ontario, by Royal Authority duly appointed, residing at a municipal address of

MAMANN & ASSOCIATES
BARRISTERS & SOLICITORS
74 VICTORIA STREET, SUITE 303
TORONTO, ONTARIO M5C 2A5
PHONE: (416) 862-0000

in said Province,

Do Certify and Attest that:

On the 28th day of May in the year 2008 before me, Brenda Drisdelle, personally appeared and personally known to me to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the instrument in her capacity as Vice-President of Acme Securities Inc., and that by her signature on the instrument, the individual or the person upon behalf of which the individual acted, executed this instrument.

In Testimony Whereof I have hereto subscribed my name and affixed my Notarial Seal of Office at Toronto, Ontario, Canada.

This 28th day of May, 2007.

SEAL

A Notary Public in and for the Province of Ontario.

Financial Statements of

ACME SECURITIES INC.

Year ended March 31, 2008
(Prepared in United States Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

SLF

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the balance sheet of Acme Securities Inc. as at March 31, 2008 and the statement of operations and retained earnings, cash flow, computation of net capital and statement of changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by-management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and the result of its operations and its cash flow for the year then ended in accordance with United States generally accepted accounting principles.

Toronto, Canada
May 26, 2008

Schwartz Levitsky Feldman llp
Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

ACME SECURITIES INC.

Balance Sheet

March 31, 2008
(Prepared in United States Dollars)

	2008	2007
Assets		
Current:		
Cash	$ 56,860	$ 45,734
Securities owned at market	-	102,460
Deposit with Newedge USA, LLC (note 3)	132,881	26,048
Receivable from parent company (note 4)	-	12,839
Other receivable and deposits	4,164	1,170
	193,905	188,251
Capital assets (note 5)	724	1,924
	$194,629	$190,175
Liabilities and Shareholder's Equity		
Current:		
Due from Newedge USA, LLC	$ -	$ 1,856
Securities sold short	-	800
Accounts payable and accrued liabilities	17,092	1,028
Due to parent company (note 4)	1,586	-
	18,678	3,684
Shareholder's equity:		
Capital stock (note 6)	178,500	178,500
Retained earnings (deficit)	(2,549)	7,991
	175,951	186,491
	$194,629	$190,175

See accompanying notes to financial statements.

On behalf of the Board:

_______________ Director

_______________ Director

ACME SECURITIES INC.

Statement of Operations and Retained Earnings (Deficit)

Year ended March 31, 2008
(Prepared in United States Dollars)

	2008	2007
Revenue:		
Commissions (note 9)	$310,218	$328,757
Interest and foreign exchange	4,271	4,038
	314,489	332,795
Expenses:		
Management fee (note 9)	14,000	36,493
Salaries	26,060	22,894
Trade tickets charges	258,872	168,050
Registration and exchange charges	1,135	74,705
Occupancy costs	7,800	7,800
Office and general	15,962	19,742
Depreciation	1,200	1,200
	325,029	330,884
Net income (loss) before income taxes	(10,540)	1,911
Income taxes	-	-
Net income (loss)	(10,540)	1,911
Retained earnings, beginning of year	7,991	6,080
Retained earnings (deficit), end of year	$ (2,549)	$ 7,991

See accompanying notes to financial statements.

ACME SECURITIES INC.

Statement of Cash Flow

Year ended March 31, 2008
(Prepared in United States Dollars)

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (10,540)	$ 1,911
Items not involving cash:		
Depreciation	1,200	1,200
	(9,340)	3,111
Changes in non-cash operating working capital:		
Deposit with clearing corporation	(106,833)	(15,736)
Receivable from parent company	12,839	(12,839)
Other receivable and deposits	(2,994)	(1,170)
Accounts payable and accrued liabilities	16,064	(30,409)
Due from clearing corporation	(1,856)	1,856
Due to parent company	1,586	(37,372)
Cash flows from operating activities	(90,534)	(92,559)
Cash flows from investing activities:		
Securities owned at market	102,460	(102,460)
Securities sold short	(800)	800
	101,660	(101,660)
Increase (decrease) in cash	11,126	(194,219)
Cash, beginning of year	45,734	239,953
Cash, end of year	$ 56,860	$ 45,734
Supplemental cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	-	-

See accompanying notes to financial statements.

ACME SECURITIES INC.

Statement of Changes in Shareholder's Equity

March 31, 2008
(Prepared in United States Dollars)

Authorized:	
Unlimited number of common shares	
Issued and outstanding:	
Balance, March 31, 2008 and 2007 – 500 common shares	$178,500

ACME SECURITIES INC.

Notes to Financial Statements

Year ended March 31, 2008
(Prepared in United States Dollars)

Acme Securities Inc. (the "Company") was incorporated under the laws of the Province of Quebec, Canada on April 11, 2003 and is registered with the Securities Exchange Commission as a broker dealer and engages in the business of providing securities and investment services to customers.

These financial statements are prepared in United States dollars. These financial statements are prepared in accordance with United States generally accepted accounting principles and also represents in all material respect the accounting principles used in Canada..

1. Significant accounting policies:

(a) Securities transactions:

Securities transactions and related revenue and expenses, are recorded in the accounts on a trade-date basis.

(b) Securities owned and securities sold short:

Securities owned and securities sold short are carried at fair values as at the close of business at the balance sheet date. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities, and for exchange-traded derivatives, principally futures and options. Realized and unrealized changes in fair value are recognized in income from principal transactions in the year in which the changes occur.

(c) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line basis as follows:

Computer equipment	5 years

(d) Measurement uncertainty:

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. The Company is of an opinion that the significant items were the useful lives of capital assets and accruals. Actual results could differ from those estimates.

(e) Income taxes:

The Company accounts for income taxes using the liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, changes in deferred tax assets and liabilities, if any, include the impact of any tax rate changes enacted during the year. Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

(Prepared in United States Dollars)

1. Significant accounting policies (continued):

(f) Comprehensive income:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except for those resulting from investments by owners and distributions to owners, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities.

(g) Fair value of financial instruments:

The Company believes that the carrying value of its cash, due from Newedge USA, LLC, other receivables, due from parent company, accounts payable and accrued liabilities as of March 31, 2008 approximates their respective fair values due to the short-term nature of those instruments.

(h) Long-lived assets:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Property, plant and equipment and intangible assets are reviewed periodically for impairment losses whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets.

In 2003, the Company adopted SFAS No. 142, "Goodwill and Other Intangible assets". The Company did not have any goodwill at March 31, 2008 and 2007.

Impairment of long-lived assets is monitored on a continuing basis, and is assessed based on the undiscounted cash flows generated by the underlying assets. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value.

2. Recent accounting pronouncements:

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). This statement amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has adopted of SFAS No. 155 on its financial statements April 1, 2007.

(Prepared in United States Dollars)

2. Recent accounting pronouncements (continued):

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). This statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in indicated situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose relevant subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement to financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The Company has adopted of SFAS No. 156 on the financial statements starting in 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, ("SFAS 157"), to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles and expand disclosures about fair value measurements. SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. The provisions of this statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company will be required to adopt the provisions of this statement as of April 1, 2008.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). This statement enhances disclosure regarding the funded status of an employer's defined benefit postretirement plan by (a) requiring companies to include the funding status in comprehensive income, (b) recognize transactions and events that affect the funded status in the financial statements in the year in which they occur, and (c) at a measurement date of the employer's fiscal year-end. Statement No. 158 is effective for fiscal years ending after December 15, 2008, and is not expected to apply to the Company.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair values. SFAS 159 is effective for fiscal years after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its financial statements. The Company will be required to adopt the provisions of this statement as of April 1, 2008.

(Prepared in United States Dollars)

2. Recent accounting pronouncements (continued):

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, SFAS 141(R) requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is required to and plans to adopt the provisions of SFAS 141R beginning in the first quarter of 2009. This will not have any impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51". The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing additional accounting and reporting standards. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Early adoption of this statement is prohibited. By adopting SFAS No. 160, the noncontrolling interests will be reported as equity while the noncontrolling interests are reported in the mezzanine section between liabilities and equity currently.

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting SFAS No. 161 on financial statements.

3. Deposit with Newedge USA, LLC:

The Company entered into a clearing agreement dated July 24, 2006 with Newedge USA, LLC (formerly Fimat) ("Newedge"). Under this agreement, the Company clears all trades through Newedge and does not carry any customer accounts. Under this agreement, the Company deposited as security with Fimat $24,988. This deposit will remain with Newedge until the termination of this agreement.

4. Receivable from parent company (due to parent company):

At March 31, 2008, the Company is owed $NIL (2007 – $12,839) from Norstar Securities Limited Partnership, the Company's parent company. These advances are non-interest bearing, due on demand.

At March 31, 2008, the Company owes its parent company $1,586 (2007 – NIL).

(Prepared in United States Dollars)

5. Capital assets:

	Cost	Accumulated Amortization	2008 Net Book Value	2007 Net Book Value
Computer equipment	$4,921	$4,197	$724	$1,924

6. Capital stock:

	Stated Value
Authorized:	
Unlimited common shares	
Issued and outstanding:	
Balance, March 31, 2008 and 2007 – 500 common shares	$178,500

7. Operating lease commitments:

The Company has contractual obligations in respect of rents payable on leased premises (expiring April 2011) in the approximate amounts of $8,000.

8. Financial instruments:

(a) Fair values:

The fair values of financial assets and liabilities approximate their carrying values due to the short-term nature of these financial instruments.

(b) Credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. Sine all trading activity is with the Company's parent, there is a risk of default only if the parent company becomes insolvent.

9. Related-party transaction:

(a) The Company has only one client that it provides trading services for. This client is its parent company Norstar (a member of the Investment Dealers Association of Canada). During the year, the Company received $310,218 (2007 – $328,757) in commission relating to security transactions with its parent company.

(b) Included in management fees is $14,000 (2007 - $36,493) paid to Norstar.

END